Filed by Magellan Midstream Partners, L.P. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

The following presentation was published on Magellan Midstream Partners, L.P.’s website on May 22, 2023 for information regarding the proposed merger between ONEOK, Inc. and Magellan Midstream Partners, L.P.

Date: May 22, 2023
Magellan / ONEOK
Proposed Merger Highlights
May 2023
NYSE: MMP | magellanlp.com

Cautionary statements
FORWARD-LOOKING STATEMENTS:
This presentation includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and
Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation that address activities, events or developments that
ONEOK, Inc (“ONEOK” or “OKE”) or Magellan Midstream Partners, L.P. (“Magellan” or “MMP”) expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the
“proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this presentation. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change, or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s
Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form
10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
NON-GAAP FINANCIAL MEASURES:
This presentation contains references to certain non-GAAP financial measures. The non-GAAP financial measures presented may not provide information that is directly comparable to that provided by other companies, as other companies may calculate such financial results differently. ONEOK’s or Magellan’s non-GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP. ONEOK or Magellan views these non-GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial results.

Cautionary statements (cont’d)
NO OFFER OR SOLICITATION:
This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION REGARDING THE MERGER WILL BE FILED WITH THE SEC AND WHERE TO FIND IT:
In connection with the proposed transaction between ONEOK and Magellan, ONEOK intends to file with the SEC a registration statement on Form S-4 (the
“Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER
RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from
ONEOK’s website at www.ONEOK.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.
PARTICIPANTS IN THE SOLICITATION:
ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on
February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Proposed merger of Magellan with ONEOK
Definitive merger agreement announced 5/14/23
Consideration of $25 in cash and 0.667 OKE shares for each MMP unit outstanding, representing value of $67.50 per MMP unit based on 5/12/23 closing prices (22% premium)
Significant upfront cash component may assist with potential tax implications to unitholders by providing immediate cash available to pay taxes related to the transaction, while also providing more certainty of consideration value at closing
MMP investors have opportunity to benefit from the attractive cash dividend offered by the combined company going forward
Brings together 2 premier energy infrastructure businesses with strong returns on invested capital and diverse yet complementary asset positions
Combined entity would own nearly 50,000 miles of differentiated pipeline and have an enterprise value of approx. $60 billion
Targeting 3Q23 close, following customary regulatory approval and equity investor approval for both entities

MMP-OKE strategic alignment
• Complementary businesses, asset compatibility and operating philosophy
Pro Forma Asset Map
Committed to safe, reliable and environmentally responsible operations
Committed to financial discipline and prudent financial policy
Focused on total investor returns and return on invested capital
Possesses high-quality assets with leading service offerings
Primarily fee-based earnings
NGL (ONEOK)
G&P (ONEOK)
Gas Pipelines (ONEOK)
Refined Products (Magellan)
Crude Oil (Magellan)

Tax considerations for MMP unitholders
The proposed transaction is a taxable event for MMP unitholders
Tax impact varies by when and at what value unitholders acquired their units, with earlier trade groups likely to owe higher amounts of tax when consideration is received
Approximately 65% of outstanding units have been held for 5 years or less, and less than 25% have been held longer than 10 years
While the transaction causes unitholders’ deferred taxes to become currently due, most of the taxes owed (all except any incremental gain generated by the premium received) will reflect tax liability that already exists as a direct result of significant deferral of income tax over the entire holding period
When evaluating the after-tax merits of the transaction, a complete analysis should compare the after-tax consequences of the transaction with the present value of the after-tax consequences of the status quo
Unitholders who incur significant gain and related tax as a result of the transaction are already—or will soon be—incurring significant and likely growing taxes on the income allocated to them each year1
This tax leakage is less visible but no less real than the taxes that will be owed as a result of the proposed transaction
While any evaluation of the transaction must rely on estimates about future performance and developments that are uncertain, our recommendation of the transaction reflects our belief that the value created for our unitholders by it is superior to the value of the standalone alternative, including on an after-tax basis

1 6
Excludes any considerations related to potential step-up in basis upon death of unitholder
Overview of
Magellan Midstream
May 2023
NYSE: MMP | magellanlp.com

Magellan investment highlights
Essential U.S. midstream infrastructure that will be needed for decades
Straight-forward, primarily fee-based business model
Reliable quarterly cash distribution with attractive yield and solid coverage – 21 years of annual distribution growth
Strong balance sheet and investment-grade credit
Responsible governance and operations
Disciplined management team focused on creating long-term investor value

Straight-forward business model
Investment grade MLP, with strong governance and independent board elected by the public
Primarily focused on transportation, storage and distribution of refined petroleum products, such as gasoline and diesel fuel
Public
100% LP
Magellan Midstream
Partners, L.P.
(NYSE: MMP)
Refined Products Crude Oil 71%* 29%*
* Percentage of 2022 consolidated operating margin

Refined products segment
Longest refined petroleum products pipeline system in the U.S., primarily transporting gasoline and diesel fuel, with 9,800 miles, 54 terminals and 47mm barrels of storage
Profit driven by throughput volume and tariffs
Tariff changes related to Producer Price Index as well as market factors; increased an average of 6% in mid-2022, current guidance assumes ~11% all-in average tariff increase on July 1, 2023
Volumes primarily function
Strong competitive position and stable business platform due to breadth of system (can access nearly 50% of U.S. refining capacity) and independent service provider model

Crude oil segment
2,200 miles of crude oil pipelines, with long-haul pipe capacity largely supported by take-or-pay commitments from creditworthy counterparties
39mm barrels of total crude oil storage, including 29mm barrels used for contract storage, with largest locations in strategic Houston and Cushing storage hubs
Focus on quality and transparency as well as significant Houston connectivity provide competitive advantage

Primarily fee-based business
Magellan’s business model is primarily focused on fee-based, low-risk activities, which are expected to comprise 85%+ of future operating margin*
2022 Operating Margin* 85%+
Contract storage
14% fee-based
Fee-based ancillary services 9%
Pipeline transportation
61% Terminal delivery fees 5%
Commodity-related activities 11%
zation & impairment expense and other commodity-related adjustments 12

Best-in-class capital returns
Magellan has a proven track record of delivering superior returns on invested capital
Reflects disciplined management style, high quality asset base and strong business position
Continue to target 6-8x EBITDA multiple on future projects
16%+
Return on invested capital historical
Return on invested capital avg ROIC
16%
12%
8%
4%
-
MMP WES MPLX LNG HEP EPD TRGP OKE NS ET WMB PAA KMI TRP ENB
15yr Avg 10yr Avg 5yr Avg 2022
ROIC defined as trailing 12-month net operating profit after tax / average invested capital 13 Source: Bloomberg

Capital allocation – returning value to investors
Focused on delivering long-term value for our investors through a disciplined combination of capital investments, cash distributions and equity repurchases
Returned over $1.3 billion to investors during 2022 through quarterly cash distributions and equity repurchases
$1.3B+
value returned
(in millions) in 2022
*
Expansion capital includes acquisitions 14

Reliable cash distribution payments

•	Resilient business model has provided strong cash flow to consistently pay distributions through various business cycles since our 2001 IPO

•	21 years of uninterrupted annual distribution growth, setting Magellan apart within the MLP and midstream space

•	Targeting annual distribution growth of 1% for 2023, consistent with

last 2 years     21 yrs

•	Expect distribution coverage >1.4x for 2023, targeting annual of consecutive coverage of at least 1.2x on a long-term basis
distribution
growth
1.6x
$
4.21
1.4x
$
4
1.2x
$
3
1.0x
$
2
0.8x
$
1
0.6x
$
-
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
2014 2015 2016 2017
2018 2019 2020
2021 2022 2023E
Distribution declared per unit
Coverage
Avg coverage

Equity buyback program creates investor value

- Since early 2020, Magellan has opportunistically repurchased 27.2mm units for $1.34 billion through 1Q23, representing a 12% reduction in our units outstanding
  - Significantly lower unit count allows DCF/unit to grow at a faster pace than underlying DCF
- Increase in DCF/unit should support MMP unit price appreciation

12%
Reduction in unit count



Impact of buybacks on DCF/unit*
including CAGR since 2020
9% CAGR
5% CAGR
$6.00
$5.00
$4.00
DCF ($/unit)
2018
2019
2020
2021
2022
2023 E
DCF/unit
DCF/unit (x-buybacks)

* Distributable cash flow (DCF) = adjusted EBITDA – maintenance capital – interest expense. Graph depicts DCF/unit with and without impact of actual equity buybacks, based on the number of units receiving distributions related to each period (illustration assumes no additional buybacks in 2023E).

MAGELLAN MIDSTREAM PARTNERS, L.P.

16

Track record of sector-leading credit quality

- Committed to maintaining solid balance sheet
  - One of the highest-rated midstream companies at BBB+ / Baa1
- Long-standing target maximum leverage ratio of < 4x debt-to-EBITDA
  - Continue to believe this approach is best fit for our business model
- Significant liquidity with $1 billion credit facility
  - Next bond maturity: $250mm in 2025

3.4x leverage at 3/31/23



4.5 x
4.0 x
3.5 x
3.0 x
2.5 x
2.0 x
1Q04
1Q05
1Q06
1Q07
1Q08
1Q09
1Q10
1Q11
1Q12
1Q13
1Q14
1Q15
1Q16
1Q17
1Q18
1Q19
1Q20
1Q21
1Q22
1Q23
Leverage ratio, as defined by credit agreement*
Target maximum

MAGELLAN MIDSTREAM PARTNERS, L.P.

* Excludes gain realized on the sale of a partial interest in BridgeTex in 3Q18, the sale of a partial interest in Pasadena in 2Q21 and the sale of our independent terminals in 2Q22.

17

Commitment to sustainable business
Moving What Moves America®
Magellan’s most important social obligation is to safely and reliably deliver the essential fuels our nation relies on every day
Committed to running our business responsibly, consistent with our 20+ year history
Our operations prioritize safety and follow an extensive program to ensure the integrity of our assets and safety of the communities we serve
Pipelines are the least carbon intensive way to transport petroleum products
All-employee annual incentive program aligned with key environmental and safety metrics from the beginning, culture component added recently as well
Industry leader in governance, with independent board of directors elected by investors and proven track record of capital discipline
Committed to transparency with our sustainability report available online, including disclosure of scope 1 and 2 greenhouse gas emissions beginning in 2021
(www.magellanlp.com/Sustainability)

Magellan has a role to play in energy transition
A combination of policy, capability and consumer
preference will drive energy transition.
[Graphic Appears Here]
Energy transition will progress, but….. Magellan’s approach:
• Likely slower pace than many predict • Engaged
• Likely more volatile in its course • Complete view of opportunities and risk
• Policy can create opportunity
• Destination unknown
• Investments based on competency and
• Policy alone likely not enough long-term advantage
• Economic impact very important driver • Economic returns must be appropriate
Energy transition is complex, and many third-party forecasts project petroleum products will remain essential to our nation’s everyday lives for decades to come
Electric vehicles not expected to have a material impact in markets we serve for foreseeable future
EVs represented 3% of light duty vehicle sales and <1% of total vehicles in operation on average in MMP’s markets during 2022*
* Source: S&P Global, MMP estimates

Investor relations contact information
Paula Farrell – Associate vice president, investor relations
paula.farrell@magellanlp.com
(918) 574-7650
Heather Livingston – Manager, investor relations
heather.livingston@magellanlp.com
(918) 574-7160